NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-6 March 2, 2007

Rubicon Announces Board Change

The Board of Rubicon Minerals Corporation (RMX.TSX : RBY.AMEX) announces that Garfield MacVeigh is stepping down from the Rubicon Board of Directors effective February 15, 2007. Following the completion of Rubicon’s recent Plan of Arrangement (the “Plan”), Garfield will be focusing his efforts on new endeavors including Paragon Minerals Corporation, created through the Plan and Constantine Metal Resources Ltd., in which Rubicon currently holds an approximate 20% interest.

The Board recognizes and thanks Garfield for the positive role he has played in the formation and development of the Company and wishes him well in his future endeavours.

RUBICON MINERALS CORPORATION

On behalf of the Board of Directors

”David W. Adamson”
President & CEO, Director

For further information, contact Bill Cavalluzzo, Vice President-Investor Relations, Toll free: 1.866.365.4706 or by E-mail at:
bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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